

Mail Stop 3720

November 30, 2007

Franco Perrotta
President and Director
Legend Marketing, Corp.
873 East 14th Street
North Vancouver, British Columbia
Canada V7L 2P5

> **Re:** **Legend Marketing, Corp.**
> **Amendment no. 2 to Form SB-2**
> **Filed November 1, 2007**
> **File No. 333-141222**

Dear Mr. Perrotta:

We have reviewed your amended filing and response letters, dated September 13, 2007 and October 31, 2007, and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 5

1. We note your response to prior comment number two. Please further revise your summary to clarify the role you play in promoting and marketing your client's (and prospective clients') magazine and print media by briefly disclosing the steps you take to increase the number of subscribers, such as direct mail and the other methods detailed on page 22. Furthermore, please revise your disclosure to state whether your contract with NUVO Magazine is an exclusive arrangement for you to market and promote the magazine.

2. We note that your contract with NUVO Magazine was extended to December 31, 2007. Please file the agreement governing the extension as an exhibit to the registration statement. In an appropriate location in the prospectus, please address whether you are currently negotiating another extension and the likelihood that you will be able to extend the agreement with NUVO Magazine. If doubt exists as to whether you will obtain an extension, please provide a risk factor discussion relating to the possible loss of your only client and MD&A disclosure about the impact such a loss would have on your results of operations.

Risk Factors, page 6

3. We note your response to prior comment number four. Please either revise your added risk factor, or add a new risk factor, to include the risks associated with the costs the company will incur as a result of being a public company, including the costs associated with the preparation and filing of annual and periodic reports**,** if material. This disclosure should explain how these costs may affect your company and any investors.

Use of Proceeds, page 12

4. We note your revisions in response to prior comment number six that you utilized the $113,250 received in the private placement for "basic working capital," including travel expenses, office supplies, etc. Please revise your MD&A disclosure to provide more detail as to how you used the funds raised in the private placement.

Directors, Executive Officers, Promoters and Control Persons, page 18

5. We note your response to prior comment number nine. In your disclosure, you state that Mr. Perrotta's positions held with the company are as "President, Secretary, Treasurer and Director." However, on the signature page, Mr. Perrotta is also designated as the company's "Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer." Please revise your disclosure on page 18 to provide all positions and offices held by Mr. Perrotta. See Item 401(a) of Regulation S-B.

Description of Business, page 21

6. We note your response to prior comment number 10. In your response, you stated that you enclosed copies of the internet printout for the data cited. However, we are unable to locate these materials. Please provide us with marked copies of the materials supporting your data.

7. We note your response to prior comment number 11. Please revise your registration statement to disclose the relationship between Mr. Perrotta and his father-in-law, the owner of NUVO Magazine, including prominent disclosure in your prospectus summary.

8. We note your response to prior comment number 12. Please specifically disclose what steps you have taken in the past, and plan to take in the next twelve months, to acquire new clients. We note your disclosure that you are in the "research stages" of finding suitable clients. Do you plan on being in this stage for the next twelve months? If so, does this mean you do not plan on having any new clients for the next twelve months? Please elaborate as to what specific steps you have taken, and will take, to acquire new clients.

Management's Discussion and Analysis, page 23

9. We note your response to prior comment number 14. Please provide, if practicable, an estimate of the costs and expenses you plan to incur over the next twelve months as a result of being a reporting company. In addition, disclose how you plan to satisfy those costs and how the costs will affect your overall business. This disclosure should include a statement explaining that, as a public company, you will be required to file annual and periodic reports with the Commission. Lastly, please disclose whether the company's private investors had any influence on the company's decision to go public.

Liquidity and Capital Resources, page 25

10. In your summary, you state that the contract with your one customer, NUVO Magazine, has been extended until December 31, 2007. However, on page 25, you state that you have "increased the percentage of our advertising revenue from NUVO Magazine to 6.95% for one full year…" You go on to say that "[a]fter that we will further increase our percentage of advertising revenue to 8.95%." Please explain how you have set terms, for terms beyond December 31, 2007, when your contract with NUVO Magazine expires on December 31, 2007. In addition, please disclose whether these terms are contained in any material contracts between your company and NUVO Magazine.

11. We note your statement that you anticipate that the additional revenue and working capital that you currently have will be sufficient to address your current and ongoing expenses. Please revise this section to disclose how long you believe you can meet these needs.

Executive Compensation, page 30

12. Revise the summary compensation table to comply with Item 402(b) of Regulation S-B, as revised. For example, we note that the table does not include a column for the dollar value of total compensation pursuant to Item 402(b)(x) of Regulation S-B. Also provide a narrative description of any material factors necessary to understand the information disclosed in the summary compensation table. See Item 402(c) of Regulation S-B.

13. We note your response to prior comment number 17. Please further revise this disclosure to clarify whether the compensation paid to Mr. Baessato, being 5 and ½ months of salaries, was for his services as president, secretary and treasurer, or for his services as a director. If this compensation was for his services as a director, please include the terms and amounts of Mr. Baessato's compensation in the section entitled "Compensation for Directors," in addition to its current placement in footnote two. In addition, specify that this compensation was for his services as a director during the fiscal year ended April 30, 2006.

14. We further note your statement that you reimburse your directors for expenses incurred in connection with attending board meetings, and that, other than this, you did not pay your directors any other fees or cash compensation. However, we also note that you only have one director. Please disclose what types of expenses are incurred by your one director in attending board meetings.

Financial Statements and Notes

Consolidated Statements of Operations, page F-18

15. We note your presentation of the caption "Net Loss Before Other Item" in the statements of operations. Please revise to re-label it as "Net Loss" to properly reflect the nature of this line item.

Note 2. Summary of Significant Accounting Policies

Use of Estimates, pages F-29 toF-30

16. We note your disclosures that "[s]ignificant areas requiring the use of management estimates include the determination of environmental obligations, asset retirement obligations, rates for depletion and amortization, the impairment of mineral property interests …." In this regard, explain to us where you have disclosed these accounting policies in the footnotes or in MD &A and where you have accounted for them in the financial statements or revise to remove them in your next amendment to Form SB-2.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Mew, Senior Accountant, at (202) 551-3377 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Attorney-Advisor, at (202) 551-3522 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Michele Anderson
Legal Branch Chief

cc: Larry Yen, Esq. (*via facsimile*)
        (604) 687-6314